UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amplitech Group Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

03211Q101

(CUSIP Number)

Wayne Homecheck, 535 5th Ave., 2nd Floor, New York, NY 10017 (347) 463-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

7/1/2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 641119102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Wayne Homschek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Personal Funds
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 shares of common stock (1)
	8	SHARED VOTING POWER 75,000 shares of common stock (1)
	9	SOLE DISPOSITIVE POWER 75,000 shares of common stock (1)
	10	SHARED DISPOSITIVE POWER 75,000 shares of common stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000 shares of common stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Owned by Director’s wife, Betty Fong

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ITEM 1. SECURITY AND ISSUER.

Amplitech Group Inc. common stock

620 Johnson Ave. Ste. 2, Bohemia, NY 11716

ITEM 2. IDENTITY AND BACKGROUND.

(a) Betty Fong

(b) 535 5th Ave., 2nd Floor, New York, NY 10017

(c)

(d)

(e)

(f)

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

$5,811.72 Personal Funds

Item 4. PURPOSE OF TRANSACTION.

Investment

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The Reporting Persons do not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) 75,000 shares of common stock (1)

(b) 0.15%

(c)

(d)

(e)

(1) Owned by Director’s wife, Betty Fong

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 7/7/2020	By:	/s/ Wayne Homschek
Wayne Homschek

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